Investor Relations
Holcim
Hagenholzstrasse 85
CH-8050 Zürich
Phone +41 58 858 87 87
Fax +41 58 858 80 09

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9


07026531

Zürich, September 11, 2007

File N° 82-4093

SUPPL

Dear Sirs,

Please find enclosed:

- **Holcim again leader in sustainability (2 pages)**

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

With kind regards,

Beate Fuchs

Encl.: mentioned

File N° 82-4093

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

September 11, 2007

Media Release

Holcim again leader in sustainability

Holcim has once again been named "Leader of the Industry" in the Dow Jones Sustainability Index. For the third year in succession, the globally active Group has been acknowledged as the company with the best sustainability performance in the building materials industry. Holcim has been included in both the Dow Jones Sustainability World Index and the Dow Jones STOXX Sustainability Index for five years.

The recognition shows that Holcim meets the high expectations placed on global corporations. The achievement is based on a further strengthening of the commitment towards sustainable development, which is being implemented consistently in line with Group strategy. Furthermore, the rating confirms that Holcim successfully addresses the core sustainability issues related to the industry. Amongst others, the Group's recycling and energy-saving strategies, its dialogue with stakeholders as well as its efforts in occupational health & safety and human capital development received top scores.

Launched in 1999, the Dow Jones Sustainability Index was the first global index to track and assess the leading sustainability-driven companies worldwide. The Dow Jones Sustainability World Index comprises the top 10 percent of the biggest 2,500 companies globally. The Dow Jones STOXX Sustainability Index includes 20 percent of the best placed companies in the Dow Jones STOXX 600 Index. Analysis is based on an annual assessment of general and industry specific sustainability criteria undertaken by SAM Group.

Further information:
- Detailed assessment of Holcim: www.holcim.com/sustainable
- More information on the indexes: www.sustainability-indexes.com



Dow Jones
Sustainability Indexes
Member 2007/08

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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File N° 82-4093

This media release is also available in German.

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

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Internet: www.holcim.com

END